Mail Stop 3561

October 11, 2006

Mr. Michael J. Hayes
Chairman and Chief Executive Officer
Fred's, Inc.
4300 New Getwell Road
Memphis, Tennessee 38118

      Re: **Fred's, Inc.**
              Form 10-K for the Fiscal Year Ended January 28, 2006
              Filed April 13, 2006

              Form 10-Q for the Fiscal Quarter Ended July 29, 2006
              Filed September 7, 2006

              File No. 1-14565

Dear Mr. Hayes:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 28, 2006

1. Where a comment below requests additional disclosures to be included or a revision to existing disclosures, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of

Operations, page 18

Critical Accounting Policies, page 19

Inventories, page 20

2. We note that you have identified inventories as a critical accounting policy. Please expand your disclosures to quantify the effect of significant assumptions and changes in the balance sheet line item from period to period as a result of changes in your assumptions. Specifically, you should discuss the effect on inventory from markups, markdowns shrinkage and gross margin, as you have identified these as significant estimates. Please discuss how you determined shrinkage and whether there has been a significant change from year to year. Expand your discussion as to how the retail inventory method could distort your inventory balance and what you do to mitigate these risks.

Insurance Reserves, page 21

3. We note that you have identified insurance reserves as a significant accounting policy. Please revise your disclosures to disclose the stop loss limits for your catastrophic claims. Also, please disclose the amounts you have accrued at each balance sheet date, the changes from period to period as a result of charges to expense, utilization of the reserve and any other significant adjustment, and the reasons for significant changes.

Results of Operations
Fiscal 2005 Compared to Fiscal 2004
Sales, page 23

4. The change in comparable store sales data has become a meaningful measurement that attempts to provide investors with a better understanding of the sales trends at mature retail stores. We note that your comparable store sales calculation involves including sales data from stores that have been open for more than one year. We also note that 44% of the stores operating have full service pharmacies and you appear to have a strong focus on adding new pharmacies to existing

mature stores. Since the addition of a pharmacy at a store can have a significant impact on sales during a typical reporting period, it appears that excluding the first year sales presents the best opportunity to achieve comparability over the prior year. These types of fluctuations could perhaps change the comparison of sales between reporting periods which could cause investors to arrive at different or incomplete conclusions regarding the overall sales performance of your business operations. Explain to us how your comparable stores sales calculation handles an existing mature store that adds a pharmacy during the current fiscal year. Please tell us if you exclude pharmacy sales from your calculation until the new pharmacy has been open for an entire year. If you do not, please revise your comparable store sales calculation to exclude the sales generated by the new pharmacy during the first year of operations, or tell us why you do not believe it is appropriate to do so. Refer to Item 303(a) of Regulation S-K.

5. Please revise your disclosure regarding your calculation of comparable store sales data to include how you handle major remodels and expansions. Tell us if you exclude these stores until they have had a year of sales history in the renovated operation, and if not, why. Explain your basis for when you include these stores in your calculation.

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 1 – Description of Business and Summary of Significant Accounting Policies

Vendor Rebates and Allowances, page 41

6. We note that you receive vendor rebates and allowances in connection with your purchase and sale of vendor products, and the funding of certain expenses. In this regard, please tell us and revise your disclosure to include the amount of vendor allowances received from vendors for all periods presented. Please also tell us the types of expenses you incur that are funded by vendor allowances. If you receive vendor allowances and credits in connection with your cooperative advertising and marketing programs, please tell us and disclose the amount of cooperative advertising reimbursements netted against gross advertising expense. In addition, we believe that you should also include in your revised disclosures the following additional information:

- the number of vendors and the length of time of the agreements;
- the terms and conditions of the agreements;
- a statement that management would continue to incur the same level of advertising expenditures even if vendors discontinued their support;

- in MD&A the impact that vendor allowances received have on your results of operations in terms of generating additional revenues; and
- the dollar amount of the excess that you recorded in cost of merchandise sales.

Refer to EITF 02-16 and paragraph .49 of SOP 93-7 relating to gross advertising costs. Please show us in your supplemental response what your revised disclosures will look like.

Note 10 – Sales Mix, page 54

7. Please explain to us the nature and extent of the new refrigerated foods program that you added during 2005.

8. We note your disclosure that you manage your business on the basis of one reportable segment. However, the disclosure on your business operations, sales mix and merchandise groupings appears to suggest that you may have more than one reportable segment under SFAS 131, particularly with respect to your pharmacy operations. Further, we understand from your disclosure that you have opened more than 25 new "Xpress" retail stores, whose operations sell only pharmaceuticals along with other health and beauty related items. Please explain to us in detail your operating segments as defined by paragraph 10 of SFAS 131. Please provide us with three years of sales information for each operating segment you have identified, along with three years of profit (loss) and margin history, and asset information for each operating segment you have identified. If you have not identified your new "Xpress" locations as a separate operating segment, please provide us your reasons. Please supplement your response by providing us with a recent organizational chart, representative sample of current internal reports that management, your Chief Operating Decision Maker, and the Board of Directors use to assess the performance of your business such as internal financial statements, budgets, and other items like flash reports. If you have aggregated certain operating segments, please explain to us in detail how you met the requirements of paragraphs 17 through 19 of SFAS 131. Refer also to EITF 04-10. We may have further comment.

* * *

As appropriate, please revise your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or, in his absence, the undersigned, at (202) 551-3841, if you have questions regarding our comments on the financial statements and related matters. Please contact H. Christopher Owings, Assistant Director, at (202) 551-3725 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief